

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 24, 2013

<u>Via E-Mail</u>
Robert Rasmus
Co-Chief Executive Officer
Hi-Crush Partners LP
Three Riverway, Suite 1550
Houston, TX 77056

> **Re: Hi-Crush Partners LP**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **File No. 001-35630**

Dear Mr. Rasmus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when- you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis

Results of Operations

Predecessor and Successor Combined, page 64

1. We note that you have provided a discussion of "combined" financial data for the predecessor period ended August 15, 2012 and the successor period ended December 31, 2012. Please note that your primary discussion should be of the actual results for <u>each</u> period (i.e. predecessor and successor separately). It is inappropriate to merely combine information for predecessor and successor periods. You can supplement your discussion of the actual historical results of operations with a discussion of pro forma financial information (e.g. predecessor period plus successor period plus pro forma adjustments).

The pro forma financial information should be presented in a format consistent with Article 11 of Regulation S-X and any discussion of such pro forma information should supplement and not be given greater prominence than actual results.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 76

2. We note your disclosure of a material weakness related to the failure to maintain qualified accounting personnel. Your disclosure describes certain remediation efforts and states that you expect remediation to continue. Given Internal Controls over Financial Reporting ("ICFR") are an integral part of Disclosure Controls and Procedures ("DC&P"), please tell us how you came to the conclusion that your material weakness related to ICFR did not impact your conclusion on the effectiveness of your DC&P or amend to revise your conclusion on the effectiveness of your DC&P.

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Financial Statements

Notes to the Consolidated Financial Statements

7. Preferred Interest in Hi-Crush Augusta LLC, page 11

3. We note as a result of your acquisition of a preferred interest in Hi-Crush Augusta LLC, you recorded an asset related to this investment of $47.0 million at March 31, 2013. We also note your disclosure that these transactions represent an exchange of ownership interests between entities under common control. Please provide us with a detailed discussion of how you determined the cost basis for your investment in Augusta and provide the accounting literature you utilized to support the accounting for this investment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining